                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. _____)*

         SCS/Compute, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


              COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                    78403010
--------------------------------------------------------------------------------
                                (CUSIP Number)


    MARK B. KOOGLER, ONE NATIONWIDE PLAZA, COLUMBUS, OH 43216 (614) 249-4649
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                               October 27, 1987
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (9-88) 1 of 7


                                                                              SCHEDULE 13D

CUSIP NO. 78403010                                                                       PAGE 2 OF 16 PAGES

-----------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nationwide Mutual Insurance Company
      31-4177100
--------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]
                                                                                                   ----
                                                                                              (b) [ x ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                 Inapplicable


--------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]
                                                                                                   ----


--------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
-------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                                        0
                               ------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                                       0
                               ------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                                      0

             PERSON            ------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
              WITH
                                                           0
-------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            0
--------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                                     [   ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            0
--------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                                             IC
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7


                                                                           SCHEDULE 13D

CUSIP NO. 78403010                                                                    PAGE 3 OF 16 PAGES

-----------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nationwide Corporation
      31-4416546
--------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]
                                                                                                   ----
                                                                                              (b) [ x ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                 Inapplicable


--------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]
                                                                                                   ----


--------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
-------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                                        0
                               ------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                                       0
                               ------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                                      0

             PERSON            ------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
              WITH
                                                           0
-------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            0
--------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                                     [   ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            0
--------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                                            CO
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                                                  SCHEDULE 13D

CUSIP NO. 78403010                                           PAGE 4 OF 16 PAGES


-----------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nationwide Financial Services, Inc.
      36-2434406
--------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]
                                                                                                   ----
                                                                                              (b) [ x ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                 Inapplicable


--------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]
                                                                                                   ----


--------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
-------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                                        0
                               ------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                                       0
                               ------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                                      0

             PERSON            ------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
              WITH
                                                           0
-------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            0
--------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                                     [   ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            0
--------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                                             IA
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                                                   SCHEDULE 13D

CUSIP NO. 78403010                                            PAGE 5 OF 16 PAGES

-----------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nationwide Investing Foundation - Nationwide Growth Fund
      38-6103834
--------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]
                                                                                                   ----
                                                                                              (b) [ X ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                 WC


--------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]
                                                                                                   ----


--------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Michigan
-------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                                  122,500
                               ------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                                       0
                               ------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                                122,500

             PERSON            ------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
              WITH
                                                           0
-------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     122,500
--------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                                     [   ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                          4.11%
--------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                                             IV
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                                                   SCHEDULE 13D

CUSIP NO. 78403010                                            PAGE 6 OF 16 PAGES

-----------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nationwide Separate Account Trust - Common Stock
      31-1042783
--------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]
                                                                                                   ----
                                                                                              (b) [ x ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                 Inapplicable


--------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]
                                                                                                   ----


--------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
-------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                                        29,100
                               ------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                                       0
                               ------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                                      29,100

             PERSON            ------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
              WITH
                                                           0
-------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           29,100
--------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                                     [   ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            .97%
--------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                                            IV
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

ITEM 1. SECURITY AND ISSUER.
---------------------------

This statement relates to the common stock class of equity securities of SCS/Compute, Inc., with principal executive offices at 1714 Deer Tracks Trail, St. Louis, Missouri 63131.


ITEM 2. IDENTITY AND BACKGROUND.
-------------------------------

(a)-(b) Nationwide Mutual Insurance Company, One Nationwide Plaza, Columbus, Ohio 43216, is a mutual insurance company organized under the laws of the State of Ohio.

Nationwide Growth Fund is a series of Nationwide Investing Foundation, One Nationwide Plaza, Columbus, Ohio 43216. Nationwide Investing Foundation is a common law trust formed under the laws of the State of Michigan and registered as a diversified, open-end investment company for the purpose of issuing investment shares to the general public.

Nationwide Separate Account Trust--Common Stock Fund is a series of Nationwide Separate Account Trust, One Nationwide Plaza, Columbus, Ohio 43216. Nationwide Separate Account Trust is a diversified, open-end investment company organized under the laws of the Commonwealth of Massachusetts as a Massachusetts Business Trust for the purpose of issuing investment shares to segregated asset accounts of life insurance companies.

Nationwide Financial Services, Inc., One Nationwide Plaza, Columbus, Ohio 43216, is a registered investment adviser organized under the laws of the State of Ohio, which serves as investment manager to several mutual funds, including Nationwide Investing Foundation and Nationwide Separate Account Trust.

Nationwide Corporation, One Nationwide Plaza, Columbus, Ohio 43216, is a corporation organized under the laws of the State of Ohio. Nationwide Corporation acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance Company.

                  Directors and Trustees of Reporting Persons

     Name                          Address                          Principal Occupation
     ----                          -------                          --------------------
John E. Fisher               One Nationwide Plaza                General Chairman and Chief
(1)(2)(3)(4)(5)(6)           Columbus, Ohio 43316                Executive Officer, Nationwide
                                                                 Mutual, Nationwide Mutual
                                                                 Fire, Nationwide Life,
                                                                 Nationwide General, and
                                                                 Nationwide Property and
                                                                 Casualty Insurance Companies,
                                                                 Nationwide Corporation and
                                                                 Nationwide Financial
                                                                 Services, Inc.; Chairman of
                                                                 the Board, Nationwide
                                                                 Foundation; General Chairman,
                                                                 Nationwide Separate Account
                                                                 Trust and Nationwide
                                                                 Investing Foundation.

Charles L. Fuellgraf,        600 S. Washington Street,           Chief Executive Officer,
(1)(2)(3)                    Butler, Pennsylvania                Fuellgraf Electric Company,
                             16001                               electrical construction and
                                                                 engineering services.

Henry S. Holloway            1247 Stafford Road                  Farm owner and operator.
(1)(2)                       Darlington, Maryland 21034

John L. Marakas              One Nationwide Plaza                President and General Manager
(1)(2)(3)(4)(5)(6)           Columbus, Ohio 43216                Nationwide Life Insurance
                                                                 Co., Financial Horizons Life
                                                                 Insurance Company; President,
                                                                 Nationwide Corporation,
                                                                 Nationwide Foundation;
                                                                 Chairman, Nationwide
                                                                 Investing Foundation and
                                                                 Nationwide Separate Account
                                                                 Trust.

D. Richard McFerson          One Nationwide Plaza                President and General
(1)(2)(4)                    Columbus, Ohio 43216                Manager; Nationwide Mutual,
                                                                 Nationwide Mutual Fire,
                                                                 Nationwide General, and
                                                                 Nationwide Property and
                                                                 Casualty Insurance Companies.

David O. Miller              Apartment B-6                       President - Owen Potato
(1)(2)(4)                    625 Country Club Drive              Farm, Inc.
                             Newark, Ohio 43055



W. Barton Montgomery            4267 Snowhill Road, SW,         Farm owner and operator.
(1)(2)                          Washington C.H., Ohio
                                43160

Dwight W. Oberschlake           811 State Route 125             Farm owner and operator.
(1)(2)(3)(4)                    Hamersville, Ohio  45130

Robert L. Patterson             11414 Caves Road                Farm owner and operator.
(1)(2)                          Chesterland, Ohio  44026

Robert H. Rickel                P.O. Box 157                    Rancher.
(1)(2)                          Bayview, Idaho  83803

Leonard E. Schnell              3669 S. Honeytown Road          Farm owner and operator.
(1)(2)(3)(4)                    Apple Creek, Ohio  44606

Arden L. Schisler               2724 W. Lebanon Road            Partner and manager,
(1)(2)(3)                       Dalton, Ohio  44618             Sweetwater Beef Farms.

Vaughn O. Sinclair              823 1st Avenue South            President and General Manager
(1)(2)                          St. James, Minnesota  56081     Waton Wan Farm Service Co.

Robert L. Stewart               88740 Fairview Road             Farm owner and operator.
(1)(2)                          Jewett, Ohio 43986

Nancy C. Thomas                 10835 Georgetown Road, N.E.     Farm owner and operator.
(1)(2)                          Louisville, Ohio 44641

John K. Pfahl                   2610 Charing Road               President, John K. Pfahl
(1)(2)(3)                       Columbus, Ohio  43221           Management Consulting and
                                                                Research Services.

Robert M. Duncan                1900 Huntington Center          Partner, law firm of
(5)(6)                          Columbus, Ohio  43215           Jones, Day, Reavis
                                                                & Pogue.

Dr. Novice G. Fawcett           3995 Old Poste Road             President Emeritus
(5)(6)                          Columbus, Ohio  43220           of The Ohio State
                                                                University and
                                                                educational consultant.

Dr. Thomas J. Kerr, IV          4890 Smoketalk Lane             President, Grant
(5)(6)                          Westerville, Ohio  43081        Hospital Development
                                                                Foundation.

John C. Bryant                  44 Faculty Place                Associate Professor of
(5)                             Wilmington, Ohio  45177         Education, Wilmington
                                                                College.

Peggy K. Shiffrin               2811 Chesterfield Place         Associate Attroney, Bryan,
(5)                             N.W., Washington, DC            Cave, McPheeters &
                                                                McRoberts, Washington, D.C.



Paula A. Spence              5191 Colt Court                     President, Hameroff/Milen-
(5)                          Westerville, Ohio 43081             thal/Spence, Inc.,
                                                                 Columbus, Ohio

Dr. John R. Steelman         Bentley Village C.C.                Self-employed industrial
(5)                          1836 Village Lane                   consultant and private
                             Naples, FL 33963                    investor.

(1) Director of Nationwide Mutual Insurance Company
(2) Director of Nationwide Financial Services, Inc.
(3) Director of Nationwide Corporation
(4) Trustee of Nationwide Foundation
(5) Trustee of Nationwide Investing Foundation
(6) Trustee of Nationwide Separate Account Trust

                                   Executive Officers of Reporting Persons

 Name                             Address                          Principal Occupation
 ----                             -------                          --------------------
John E. Fisher               One Nationwide Plaza                General Chairman and Chief
                             Columbus, Ohio 43216                Executive Officer, Nationwide
                                                                 Mutual, Mutual Fire,
                                                                 Nationwide Life, Nationwide
                                                                 General, Nationwide Property
                                                                 and Casualty Insurance
                                                                 Companies, Nationwide
                                                                 Corporation and Nationwide
                                                                 Financial Services, Inc.;
                                                                 Chairman of the Board,
                                                                 Nationwide Foundation;
                                                                 General Chairman, Nationwide
                                                                 Separate Account Trust and
                                                                 Nationwide Investing
                                                                 Foundation.

Peter F. Frenzer             One Nationwide Plaza                Executive Vice President-
                             Columbus, Ohio 43216                Investments, Nationwide
                                                                 Mutual, Nationwide Mutual
                                                                 Fire, Nationwide Life,
                                                                 Nationwide General,
                                                                 Nationwide Property and
                                                                 Casualty Insurance Companies
                                                                 and Nationwide Foundation;
                                                                 Executive Vice President-
                                                                 Chief Investment Officer,
                                                                 Nationwide Financial
                                                                 Services, Inc.; Assistant
                                                                 Treasurer, Nationwide
                                                                 Investing Foundation and
                                                                 Nationwide Separate Account
                                                                 Trust.

IO348/T4/89E527/4/lf

John L. Marakas              One Nationwide Plaza                President and General Manager,
                             Columbus, Ohio 43216                Nationwide Corporation and
                                                                 Nationwide Life Insurance
                                                                 Companies; President, Nation-
                                                                 wide Foundation; Chairman,
                                                                 Nationwide Investing
                                                                 Foundaiton and Nationwide
                                                                 Separate Account Trust.

D. Richard McFerson          One Nationwide Plaza                Presient and General Manager,
                             Columbus, Ohio 43216                Nationwide Mutual, Nationwide
                                                                 Mutual Fire, Nationwide Life,
                                                                 Nationwide General and Nation-
                                                                 wide Property and Casualty
                                                                 Insurance Companies.

Thomas E. Kryshak            One Nationwide Plaza                Executive Vice President-
                             Columbus, Ohio 43216                Finance, Nationwide Mutual,
                                                                 Nationwide Mutual Fire,
                                                                 Nationwide Life, Nationwide
                                                                 General and Nationwide
                                                                 Property and Casualty Insurance
                                                                 Companies, Nationwide Corporation,
                                                                 Nationwide Foundation and Nation-
                                                                 wide Financial Services, Inc.

Ohmer O. Crowell             One Nationwide Plaza                Senior Vice President-Marketing,
                             Columbus, Ohio 43216                Nationwide Mutual, Nationwide
                                                                 Mutual Fire, Nationwide Life,
                                                                 Nationwide General and Nationwide
                                                                 Property and Casualty Insurance
                                                                 Companies.

Harvey S. Galloway, Jr.      One Nationwide Plaza                Senior Vice President and Chief
                             Columbus, Ohio 43216                Actuary, Nationwide Mutual,
                                                                 Nationwide Mutual Fire, Nation-
                                                                 wide Life, Nationwide General,
                                                                 Nationwide Property and Casualty
                                                                 Insurance Companies and Nation-
                                                                 wide Corporation.

Gordon E. McCutchan          One Nationwide Plaza                Senior Vice President and
                             Columbus, OH 43216                  General Counsel, Nationwide
                                                                 Mutual, Nationwide Mutual
                                                                 Fire, Nationwide Life,
                                                                 Nationwide General and
                                                                 Nationwide Property and
                                                                 Casualty Insurance Companies,
                                                                 Nationwide Foundation,
                                                                 Nationwide Financial Services, Inc.
                                                                 and Nationwide Corporation

Raymond L. Wilson            One Nationwide Plaza                Senior Vice President-
                             Columbus, Oh 43216                  Corporate Services,
                                                                 Nationwide Mutual, Nationwide
                                                                 Mutual Fire, Nationwide Life,
                                                                 Nationwide General, and
                                                                 Nationwide Property and
                                                                 Casualty Insurance Companies.

Willard E. Fitzpatrick       One Nationwide Plaza                Senior Vice President and
                             Columbus, OH 43216                  Secretary and Assistant to
                                                                 the General Chairman,
                                                                 Nationwide Mutual, Nationwide
                                                                 Mutual Fire, Nationwide Life,
                                                                 Nationwide General and
                                                                 Nationwide Property and
                                                                 Casualty Insurance Companies;
                                                                 Secretary, Nationwide
                                                                 Foundation; Senior Vice
                                                                 President and Secretary,
                                                                 Nationwide Corporation.

Gerald W. Woodard            One Nationwide Plaza                Vice President and
                             Columbus, OH 43216                  Treasurer, Nationwide Mutual,
                                                                 Nationwide Mutual Fire,
                                                                 Nationwide Life, Nationwide
                                                                 General, Nationwide Property
                                                                 and Casualty Insurance
                                                                 Companies and Nationwide
                                                                 Foundation.

Marian A. Trimble            One Nationwide Plaza                President, Nationwide
                             Columbus, Oh 43216                  Financial Services, Inc.,
                                                                 Treasurer, Nationwide
                                                                 Investing Foundation and
                                                                 Nationwide Separate Account
                                                                 Trust.



Harry A. Schermer          One Nationwide Plaza                 Vice President-Equity
                           Columbus, OH  43216                  Securities, Nationwide
                                                                Mutual, Nationwide Mutual
                                                                Fire, Nationwide Life,
                                                                Nationwide General and
                                                                Nationwide Property and
                                                                Casualty Insurance Companies;
                                                                Assistant Secretary,
                                                                Nationwide Investing
                                                                Foundation and Nationwide
                                                                Separate Account Trust; Vice
                                                                President-Investments,
                                                                Nationwide Financial
                                                                Services, Inc.

James F. Laird, Jr.        One Nationwide Plaza                 Treasurer, Nationwide
                           Columbus, OH  43216                  Financial Services, Inc.;
                                                                Assistant Treasurer,
                                                                Nationwide Investing
                                                                Foundation and Nationwide
                                                                Separate Account and Trust.

All of the above named directors, trustees and executive officers of the reporting persons are hereafter referred to as "Executive Officers."

(c) Inapplicable.

(d)-(e) During the past five years, none of the above-named persons or the Executive Officers have either been convicted in a criminal proceeding or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result thereof, subjected or subjects them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Inapplicable.

DISCLAIMER OF BENEFICIAL OWNERSHIP. Nationwide Mutual Insurance Company, Nationwide Investing Foundation - Nationwide Growth Fund, Nationwide Separate Account Trust - Common Stock Fund, Nationwide Corporation, and Nationwide Financial Services, Inc. hereby declare that the filing of this statement shall not be construed as an admission that such persons are, for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement which would require a joint or individual filing of Schedule 13D.

The persons named in this statement believe that the relationships among them does not fall within the scope of Rule 13d-3 of the Act. This filing is made solely for the purpose of their fully disclosing the relationships among the persons named herein and their individual holdings of the subject securities.

ITEM 3. SOURCE AND AMOUNT OF FUNDS.
-----------------------------------

No funds or other considerations of Nationwide Mutual Insurance Company, Nationwide Corporation, Nationwide Separate Account Trust - Common Stock Fund, Nationwide Financial Services, Inc. or the Executive Officers were used in making the subject purchases.

Nationwide Investing Foundation - Nationwide Growth Fund, used $21,312.55 of its independent working capital to purchase the securities reported herein. No considerations were borrowed or otherwise obtained for the purpose of these acquisitions.

ITEM 4. PURPOSE OF TRANSACTION.
------------------------------

The purchase of the subject securities was made strictly for passive investment purposes by the Nationwide Investing Foundation - Nationwide Growth Fund. Prior purchases of the subject securities made by Nationwide Investing Foundation - Nationwide Growth Fund and Nationwide Separate Account Trust - Common Stock Fund were strictly for passive investment purposes. No purchases of the subject securities were made by Nationwide Mutual Insurance Company, Nationwide Corporation, Nationwide Financial Services, Inc. or Executive Officers. There are no other plans or proposals regarding the securities which the reporting persons may have.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.
-----------------------------------------

(a)-(b) As of October 27, 1987, the aggregate number and percentage of the class of the subject securities, and the type of voting power attached thereto, is as follows:

     Nationwide Investing Foundation - Nationwide Growth Fund -
          122,500 shares (sole power)
     Nationwide Separate Account Trust - Common Stock Fund -
          29,100 shares (sole power)
     Nationwide Mutual Insurance Company - 0 shares
     Nationwide Financial Services, Inc. - 0 shares
     Nationwide Corporation - 0 shares
     Executive Officers - 0 shares

(c) With its independent working capital, Nationwide Investing Foundation - Nationwide Growth Fund acquired, in an amount equal to $27,000.00, 3,000 shares at a price per share of $9.00, of the subject securities on August 27, 1987; in an amount equal to $136,250.00, 15,000 shares at a price per share of $9.083, of the subject securities on August 28, 1987; in an amount equal to $90,000.00, 10,000 shares at a price per share of $9.00, of the subject securities on August 31, 1987; in an amount equal to $67,500.00, 7,500 shares at a price per share of $9.00, of the subject securities on September 1, 1987; in an amount equal to $54,000.00, 6,000 shares at a price per share of $9.00, of the subject securities on September 2, 1987; in an amount equal to $18,000.00, 2,000 shares at a price per share of $9.00, of the subject securities on September 3, 1987; in an amount equal to $108,000.00, 12,000 shares at a price per share of $9.00, of the subject securities on September 4, 1987; in an amount equal to $117,000.00, 13,000 shares at a price per share of $9.00, of the subject securities on September 9, 1987; in an amount equal to $31,500.00, 3,500 shares at a price per share of $9.00, of the subject securities on September 10, 1987; in an amount equal to $63,000.00, 7,000 shares at a price per share of $9.00, of the subject securities on September 15, 1987; in an amount equal to $58,500.00, 6,500 shares at a price per share of $9.00, of the subject securities on September 16, 1987; in an amount equal to $43,750.00, 5,000 shares at a price per share of $8.75, of the subject securities on September 30, 1987; in an amount equal to $17,250.00, 2,000 shares at a price per share of $8.625, of the subject securities on October 2, 1987; in an amount equal to $16,750.00, 2,000 shares at a price per share of $8.375, of the subject securities on October 8, 1987; in an amount equal to $16,750.00, 2,000 shares at a price per share of $8.375, of the subject securities on October 9, 1987; in an amount equal to $27,562.50, 3,500 shares at a price per share of $7.875, of the subject securities on October 19, 1987; in an amount equal to $10,437.50, 1,500 shares at a price per share of $6.958, of the subject securities on October 22, 1987; in an amount equal to $96,375.00, 14,500 shares at a price per share of $6.646, of the subject securities on October 23, 1987; in an amount equal to $19,125.00, 3,000 shares at a price per share of $6.375, of the subject securities on October 26, 1987, through First Kansas City Corp. on the OTC market.

With its independent working capital, Nationwide Separate Account Trust - Common Stock Fund acquired, in an amount equal to $36,050.00, 4,600 shares at a price per share of $7.837, of the subject securities on October 19, 1987, and in an amount equal to $180,312.50, 24,500 shares at a price per share of $7.36, of the subject securities on October 20, 1987, through First Kansas City Corp. on the OTC market.

(d) Except for shareholders of the Nationwide Investing Foundation - Nationwide Growth Fund and Nationwide Separate Account Trust - Common Stock Fund, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities.

(e) Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
---------------------------------------------------------------------
RESPECT TO SECURITIES OF THE ISSUER.
-----------------------------------

There are no contracts, arrangements or understandings among the persons named in Items 1 and 2 of this statement and between such persons and any person with respect to any securities of the issuer.

Nationwide Mutual Insurance Company owns 95% of the outstanding shares of Nationwide Corporation which in turn is the sole shareholder of Nationwide Financial Services, Inc., a registered investment advisor. Nationwide Financial Services, Inc. serves, under separate investment management agreements, as the investment advisor to the Nationwide Investing Foundation -- Nationwide Growth Fund and the Nationwide Separate Account Trust -- Common Stock Fund. These investment companies are managed under the direction of a board of trustees consisting of thirteen and five members, respectively, a majority of which for each fund are not "interested persons," as that term is defined by the Investment Company Act of 1940.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
----------------------------------------

Inapplicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

July 20, 1989                     NATIONWIDE MUTUAL INSURANCE COMPANY

                                  /s/ Harry A. Schermer
                                  ------------------------------------
                                  Harry A. Schermer, Vice President-Equity Secuities

                                  NATIONWIDE INVESTING FOUNDATION

                                  /s/ Harry A. Schermer
                                  ------------------------------------
                                  Harry A. Schermer, Assistant Secretary

                                  NATIONWIDE SEPARATE ACCOUNT TRUST

                                  /s/ Harry A. Schermer
                                  ------------------------------------
                                  Harry A. Schermer, Assistant Secretary

                                  NATIONWIDE FINANCIAL SERVICES, INC.

                                  /s/ Harry A. Schermer
                                  ------------------------------------
                                  Harry A. Schermer, Vice President-Investments

                                  NATIONWIDE CORPORATION

                                  /s/ Douglas C. Robinette
                                  ------------------------------------
                                  Douglas C. Robinette, Treasurer